                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                  FORM 11-K
                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              -----------------

(Mark One):

  X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
----- 1934.
For the fiscal year ended December 31, 1999.

                                      OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ---- EXCHANGE ACT OF 1934.
For the transition period from __________________ to _________________

Commission file number: 0-1502

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        AMERICAN GREETINGS RETIREMENT
                       PROFIT SHARING AND SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMERICAN GREETINGS CORPORATION
                              ONE AMERICAN ROAD
                            CLEVELAND, OHIO 44144

                              -----------------

                             REQUIRED INFORMATION

        The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

        1. Audited statements of net assets available for benefits as of December 31, 1999 and 1998.

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        2.     Audited statements of changes in net assets available for
benefits for the years ended December 31, 1999 and 1998.

                        EXHIBITS
Exhibit No.

23                Consent of Independent Auditors


                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMERICAN GREETINGS RETIREMENT
                                        PROFIT SHARING AND SAVINGS PLAN


June 28, 2000                           By: /s/ William S. Meyer
                                           ------------------------------
                                           Name:  William S. Meyer
                                           Title: Senior Vice-President
                                                  and Chief Financial Officer

                                EXHIBIT INDEX


Exhibit No.

   23                   Consent of Independent Auditors

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

American Greetings Retirement Profit Sharing and Savings Plan
Years Ended December 31, 1999 and 1998
with Report of Independent Auditors

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

             Audited Financial Statements and Supplemental Schedule

                     Years Ended December 31, 1999 and 1998


                                TABLE OF CONTENTS



Report of Independent Auditors ......................................       1

AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits......................       2
Statements of Changes in Net Assets Available for Benefits...........       3
Notes to Financial Statements .......................................       4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)--Schedule of Assets Held for
  Investment Purposes at End of Year.................................       9

                         Report of Independent Auditors


Administrative Committee of the American Greetings
    Retirement Profit Sharing and Savings Plan
Cleveland, Ohio


We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Cleveland, Ohio
June 22, 2000




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


                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                            DECEMBER 31
                                                                1999                              1998
                                                          --------------------------------------------
ASSETS
Investments                                                 $799,942,404                  $711,367,494

Contribution receivables:
    Employer                                                  16,374,521                    27,308,874
    Participants                                               1,063,261                     1,193,008
                                                          --------------------------------------------
Total receivables                                             17,437,782                    28,501,882
                                                          --------------------------------------------
Total assets                                                 817,380,186                   739,869,376

LIABILITIES
Accrued liabilities                                                 --                         207,151
                                                          --------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                           $817,380,186                  $739,662,225
                                                          ============================================




See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                           FOR THE YEAR ENDED
                                                                               DECEMBER 31
                                                                     1999                      1998
                                                                ---------------------------------------
ADDITIONS
Investment income:
    Net appreciation in fair value of investments                $ 55,113,140              $ 72,223,063
    Interest and dividends                                         43,604,537                31,817,284
    Dividends from American Greetings
        Corporation common stock                                      989,679                   738,455
    Contributions:
        Participants                                               16,686,347                17,624,465
        Employer                                                   16,374,521                27,308,874
                                                                ---------------------------------------
Total additions                                                   132,768,224               149,712,141

DEDUCTIONS
Benefits paid directly to participants                             54,997,190                47,751,799
Administrative expenses                                                53,073                    47,163
                                                                ---------------------------------------
Total deductions                                                   55,050,263                47,798,962
                                                                ---------------------------------------
Net increase                                                       77,717,961               101,913,179
Net assets available for benefits at
    beginning of year                                             739,662,225               637,749,046
                                                                ---------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS
    AT END OF YEAR                                               $817,380,186              $739,662,225
                                                                =======================================




See notes to financial statements.

                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 1999 and 1998


A.         DESCRIPTION OF PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time non-union employees and certain union employees of American Greetings Corporation (the "Corporation") and domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation contributes 8% of its consolidated domestic pretax profits, excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. Additional amounts may be contributed at the option of the Corporation's Board of Directors. No additional contributions were made in either the 1999 or 1998 plan years.

Additionally, participants may contribute 2% to 15% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 15% in order to meet certain governmental limitations. The Corporation contributes 40% of the first 6% of pretax annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain predetermined financial goals. All contributions are invested in accordance with the participants' investment elections.

Participants direct the investment of their accounts, together with their share of the Corporation's annual contributions, in increments of 10% to any of the investment options offered under the Plan.







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
                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued




A.         DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT ACCOUNTS AND VESTING

Each participant's account is credited with the participant's 401(k) contributions and allocations of (a) the Corporation's profit sharing contribution and 401(k) match and (b) Plan earnings. Allocations are based on participant compensation, participant elections, or account balances, as defined. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation's contribution to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in both their and the Corporation's contributions, plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from six to sixty months. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service, the participant may elect to receive a lump sum payment or to be paid in monthly, quarterly or annual installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.






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
                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued




B.         SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for deposits with an insurance company, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year (see below). The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock of the Corporation is valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

The value of deposits with an insurance company represents contributions made to deposit contracts plus interest at the contract rate, less funds transferred to Vanguard Fiduciary Trust Company (the "Trustee") to pay retirement benefits and the insurance companies' administrative expenses. The cost of the deposits approximate their fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.






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
                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued




C.         INVESTMENTS

The Plan's investments are held by Vanguard Fiduciary Trust Company, Trustee of the Plan. The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                                                            DECEMBER 31
                                                                                       1999              1998
                                                                                 --------------------------------

         Vanguard Index Trust--500 Portfolio                                       $ 207,526,458    $ 178,738,479
         Vanguard/PRIMECAP Fund                                                      251,154,480      176,764,139
         Vanguard/Wellington Fund                                                     52,122,652       56,270,038
         Vanguard Money Market Reserves
             Prime Portfolio                                                          77,209,264       50,888,993
         Vanguard Total Bond Market Index Fund                                       139,497,281      160,585,592
         Common Stock of American Greetings Corporation                               33,148,209       40,275,815

During the years ended December 31, 1999 and 1998, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                                        1999             1998
                                                                                   ------------------------------

         Registered Investment Companies                                           $  72,115,878    $  70,496,542
         Common Stock of American
            Greetings Corporation                                                    (17,002,738)       1,726,521
                                                                                   ------------------------------

         TOTAL NET APPRECIATION IN FAIR VALUE
            OF INVESTMENTS                                                         $  55,113,140    $  72,223,063
                                                                                   ==============================










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
                               American Greetings
                   Retirement Profit Sharing and Savings Plan

                    Notes to Financial Statements--Continued





D.         INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated August 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

E.         TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 520,601 Class A shares and 900,000 Class B shares of American Greetings Corporation common stock at December 31, 1999 (77,418 and 900,000 shares, respectively, at December 31, 1998). The Plan received dividends from the Corporation's stock of $989,679 and $738,455 in 1999 and 1998, respectively. Class B shares are not publicly traded. The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Accounting, legal and certain other administrative fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings.










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



                               American Greetings
                   Retirement Profit Sharing and Savings Plan
                            EIN: 34-0065325 Plan #001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999



                                                                          DESCRIPTION OF INVESTMENT
                                                                           INCLUDING MATURITY DATE,
               IDENTITY OF ISSUE, BORROWER, LESSOR OR                          RATE OF INTEREST,
                            SIMILAR PARTY                                   PAR OR MATURITY VALUE               CURRENT VALUE
-----------------------------------------------------------------------------------------------------------------------------------

         VALUE OF INTEREST IN REGISTERED INVESTMENT COMPANIES

         *Vanguard Index Trust--500 Portfolio                                1,533,485 shares                  $207,526,458
         *Vanguard/PRIMECAP Fund                                             4,046,310 shares                   251,154,480
         *Vanguard/Wellington Fund                                           1,864,186 shares                    52,122,652
         *Vanguard Money Market Reserves Prime Portfolio                    77,209,264 shares                    77,209,264
         *Vanguard Total Bond Market Index Fund                             14,591,766 shares                   139,497,281
         *Vanguard/Windsor II                                                  825,072 shares                    20,602,052
         *Vanguard/Wellesley Income Fund                                       371,059 shares                     6,994,464
         *Vanguard International Growth Portfolio                              348,225 shares                     7,831,580
         *Vanguard Extended Market Index Fund                                   66,228 shares                     2,455,066
                                                                                                               ------------

         Total value of interest in registered investment companies
                                                                                                                765,393,297

         EMPLOYER-RELATED INVESTMENTS

         *American Greetings Corp. Class A Common Stock                        520,601 shares                    12,299,198
         *American Greetings Corp. Class B Common Stock                        900,000 shares                    20,849,011
                                                                                                               ------------

         Total employer-related investments                                                                      33,148,209

         *LOANS TO PARTICIPANTS                                      8 % to 10%, Matures 1-5 years                1,400,898
                                                                                                               ------------

                                                                                                               $799,942,404
                                                                                                               ============




      * Indicates party-in-interest to the Plan.




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